FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of          OCTOBER                                   2005
                          ---------------------------------        -----------
Commission File Number    000-23464
                          ---------------------------------        -----------

                                  Hummingbird Ltd.
--------------------------------------------------------------------------------
                  (Translation of registrant's name into English)

                 1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
--------------------------------------------------------------------------------
                      (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                         Form 40-F      X
                   ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No             X
                   ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX



Document
--------

   1.      News Release dated October 3, 2005 ("RANDOLPH KAHN TO
           DISCUSS INFORMATION MANAGEMENT AND COMPLIANCE ISSUES DURING HUMMINGBIRD WEB SEMINAR")

   2.      News Release dated October 4, 2005 ("HUMMINGBIRD GENIO(R)
           6.0 TAKES DATA AND CONTENT INTEGRATION PERFORMANCE TO THE
           NEXT LEVEL")

   3.      News Release dated October 6, 2005 ("DAVID LOUKIDELIS,
           INFORMATION AND PRIVACY COMMISSIONER OF BRITISH COLUMBIA, TO DELIVER KEYNOTE AT HUMMINGBIRD EXECUTIVE SEMINAR")

   4. News Release dated October 12, 2005 ("HUMMINGBIRD ANNOUNCES SUMMIT EUROPE 2005:"BUILDING SUCCESS TOGETHER")

   5. News Release dated October 13, 2005 ("INDEPENDENT RESEARCH FIRM CITES HUMMINGBIRD AS A STRONG PERFORMER IN THE
           ENTERPRISE CONTENT MANAGEMENT MARKET SEGMENT")

   6. News Release dated October 25, 2005 ("CITY OF SCOTTSDALE DEPLOYING HUMMINGBIRD ENTERPRISE(TM) AS THE STANDARD
           ENTERPRISE CONTENT LIFE CYCLE MANAGEMENT SOLUTION")

                                                                      Document 1

Hummingbird(R)


        Randolph Kahn to Discuss Information Management and Compliance
                     Issues During Hummingbird Web Seminar

Award-winning author and legal and policy issues expert offers valuable tools, concepts and principles for successful Information Management Compliance; unique break-out sessions to follow presentation

Toronto - October 3, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Randolph Kahn, co-author of Information Nation: Seven Keys to Information Management Compliance and expert on the legal and policy issues associated with information technology, will discuss the compliance realities currently facing businesses during an upcoming Hummingbird Web Seminar.

The complimentary, online event featuring Randolph Kahn will take place on October 11, 2005, from 12 p.m. - 1 p.m. eastern time, while concurrent breakout sessions will run from 1 p.m. - 2 p.m. eastern time (U.S. and Canada).

Organizations today are faced with an increasing number of regulations that require a formalized process for managing content or information that is core to their business operations. During his presentation, Kahn will share valuable concepts, tools and principles that are necessary to succeed in the world of Information Management Compliance.

Following the presentation, Hummingbird vertical solution experts and customers will present concurrent break-out sessions focusing on relevant information management compliance issues for commercial, government and legal industries.

Commercial Break-out Session
Content volume and global compliance mandates illustrate the critical need for effective management of information capital and increasing concerns for accountability and transparency are driving information management practices. During this break-out session, presenters will explore the different sides of the compliance coin addressed by RM and IT.

Government Break-out Session
For years, many public sector jurisdictions have been struggling with the accelerated move into an electronic workplace environment and what it means for good record-keeping practices. E-mail has become a significant challenge for governments because of the sheer volume of both incoming and outgoing communication. Join Hummingbird government solution experts for an overview of e-mail management best practices and standards in the context of requirements specific to public sector agencies and departments.

Legal Break-out Session
Today's legal practice is driven to move fast - more new business, more billable hours, and more client satisfaction. But firms must also meet compliance mandates that are threaded through a multitude of daily matter activities. As the visibility of loss prevention, risk management, records and other administrative departments grows, methods of proactive compliance with evolving laws and regulations are needed. In this break-out session, learn about practical methods that enable attorneys and support staff to focus on matter-centric tasks by using practice compliance tools that centralize and automate governance processes to manage work product throughout the matter lifecycle.

Please visit: www.hummingbird.com/imcws to register for this Web seminar.

About Hummingbird Enterprise(TM) Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: (416) 496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 2

Hummingbird(R)


    Hummingbird Genio(R) 6.0 Takes Data and Content Integration Performance
                               to the Next Level
         Latest version features new parallel processing capabilities;
                         additional platform support


Toronto - October 4, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the latest release of Hummingbird Integration Suite(TM) featuring Hummingbird Genio(R) 6.0, the new version of its industry-leading data integration platform that transforms, cleanses, enriches and directs information across the entire spectrum of decision support systems and enterprise applications.

Hummingbird Genio is a powerful data integration solution that spans the functional areas of data extract, transformation, and load (ETL) and enterprise application integration (EAI). At the core of Hummingbird Genio is a powerful engine that controls the flow of data from various sources in a hub-and-spoke data exchange architecture, eliminating the need for custom, point-to-point data exchange processes and manual coding of data transformations.

An integral component of Hummingbird Enterprise(TM), Hummingbird Genio provides content integration capabilities between the Hummingbird Enterprise content management solution and external applications and content repositories. It allows migration and consolidation of content repositories without programming or data staging, empowering Hummingbird Enterprise customers to better leverage their business content.

Hummingbird Genio 6.0 offers many key updates and enhancements. Highlights include:

Improved Performance
Driven by customer requirements, the Genio 6.0 architecture has been significantly enhanced to further enable parallel and distributed processing capabilities. With its new easy-to-learn, graphical user interface (GUI), Genio enables IT professionals to harness the power of parallel processing, providing the ability to process very large amounts of data in a minimum amount of time. The new graphical interface provides the IT professional with a quick and efficient way to design parallel and distributed processes. Multiple process executions can be regrouped within one simple Genio process and the triggering and synchronization of those process executions can be automatically handled by the Genio engine.

Improved Productivity
Designed to make life easier for IT professionals tasked with ensuring the success of data integration initiatives, Genio 6.0 delivers an easy and efficient user interface for managing disparate data sources and important business information, with strong emphasis on a more user-friendly installation and implementation process. The interface provides superior ease-of-use and productivity with features that include improved support for drag and drop and enhanced deployment wizards. With minimal time and resources required to get Hummingbird Genio up and running, businesses can realize an extremely rapid and substantial return on their investment.

Enhanced Integration and Connectivity
Genio 6.0 offers enhancements that support targeting and extraction into new data formats and environments including Linux Red Hat Enterprise ES 3.0, AIX 5.3, Solaris 10, HP/UX 11i Itanium, ensuring tighter integration and optimum performance of the data integration platform which enables organizations to better leverage their existing IT investments.

"Accessing, organizing and preserving business-critical content that is contained in a multitude of hardware platforms, databases and corporate applications, is one of the single-biggest challenges for organizations today," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird Integration Suite extends Hummingbird's strategy of delivering industry leading enterprise content management solutions, bridging the management of unstructured and structured business content, while continuing to meet the needs of our customers for more advanced data integration and metadata management capabilities."

The enhancements delivered by Hummingbird Genio(R) 6.0 further extend the benefits delivered by Hummingbird's data and content integration:

Risk Mitigation
Genio 6.0 provides a unique capability for organizations to implement processes to track and monitor how content is used, while tracing the veracity of the information which may have come from multiple sources and applications, thereby minimizing risk and meeting legislative and policy driven compliance requirements.

Content Integration
The ability to consolidate distributed content libraries, moving content-related metadata from one repository to another and integrating with disparate content management applications are important requirements for organizations that are building out enterprise-wide content management solutions. Genio 6.0 provides a solid and scalable foundation to help organizations streamline processes for harnessing control of distributed and departmentally focused content.

Empower the Business
Hummingbird Genio(R) 6.0 delivers comprehensive, scalable and extensible solution in order to help organizations better access, understand and manage their data assets. With the further improvements brought by version 6.0, Genio helps organizations reacting rapidly to business changes, better streamline integration processes and properly manage their content. With the improved scalability features, Genio addresses current and future information integration requirements, guaranteeing long term investments and optimum reuse of the information across the organization.

Hummingbird Genio 6.0 is now available. For more information, please visit: http://www.hummingbird.com/products/etl/overview.html


About Hummingbird Integration Suite(TM)
Data integration and metadata management solutions from Hummingbird provide flexible, powerful and user-friendly tools that enable companies to get the best out of their data assets. Hummingbird Integration Suite consists of a data integration solution, Hummingbird Genio(R), that transforms, enriches and directs information across multiple enterprise systems and applications; and a metadata management solution, Hummingbird Met@Data(TM), which ties and links all information system components though their metadata. This enterprise solution provides seamless access to all metadata sources enabling knowledge workers to gain access to valuable information, and making the time they spend locating and retrieving information more productive.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 3

Hummingbird(R)


  David Loukidelis, Information and Privacy Commissioner of British Columbia,
              to Deliver Keynote at Hummingbird Executive Seminar

        Attendees will learn how the proactive management of contracts enables organizations to gain operational efficiencies, meet regulatory requirements, and maximize revenue performance

Toronto - October 6, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that David Loukidelis, British Columbia's Information and Privacy Commissioner, will deliver the keynote address at its executive breakfast seminar: `Content, Contracts and
Compliance: A Framework for Managing Privacy and Compliance Risks.' The complimentary half-day seminar, to be held on October 13th at the Pan Pacific Vancouver, will provide attendees with an understanding of the challenges and risks associated with privacy and other regulatory compliance issues and how organizations can improve financial and contractual performance.

In addition to Mr. Loukidelis's keynote, the seminar will also feature presentations from senior executives from CGI and Hummingbird on how organizations can develop a sustainable strategy for managing reference data, contract creation and approval processes to help meet regulatory requirements and gain significant operational efficiencies.

David Loukidelis has been British Columbia's Information and Privacy Commissioner since 1999. He oversees compliance with British Columbia's Freedom of Information and Protection of Privacy Act, Personal Information Protection Act and Lobbyists Registration Act. Mr. Loukidelis's keynote will offer his perspectives on private sector privacy risks for businesses, insights into how the law is being administered and thoughts on the privacy and information implications of the legislation.

Constantine Karbaliotis, Executive Consultant with CGI, will present:
'Managing Privacy Risks through Contract Management.' Constantine has been involved with law and technology, both as a lawyer and as a consultant, and has consulted to both public and private sectors in areas as diverse as document management, video conferencing, and privacy. Constantine is CGI's GTA Practice Lead for Security and Privacy, and recently became a Certified Information Privacy Professional.

Andrew Pery, Chief Marketing Officer and Senior Vice President at Hummingbird will discuss the importance of building a sustainable enterprise content management (ECM) framework for managing enterprise content throughout its entire lifecycle, enabling organizations to effectively address legal and regulatory compliance issues. Attendees will also view a demonstration of Hummingbird Enterprise(TM) for Contract Management and learn how the solution can help organizations build compliance practices into their day-to-day operations.

For more information, or to register for the complimentary half-day seminar please visit:
http://wwww.hummingbird.com/mailers/ebs1005.html

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.
Website: www.cgi.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 4

Hummingbird(R)


                    Hummingbird Announces Summit Europe 2005:
                           "Building Success Together"

               European partner and customer conference offers more than 60 sessions addressing various line-of-business challenges facing European organizations

Toronto - October 12, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it will host its second European Conference - Summit Europe 2005 - November 14-16 at the Hilton London Metropole Hotel, in London, England.

The conference, entitled: "Building Success Together," provides a unique opportunity for executives, business and IT professionals from Hummingbird's European clientele, as well as solution and technology partners to come together to network with their peers, discuss today's business challenges and get an overview of content-centric solutions specific to the EMEA region. The conference will also incorporate the EMEA Alliance Network Forum offering attendees the largest European Hummingbird educational and networking event ever held.

Summit Europe 2005 precedes the annual Hummingbird Worldwide Conference & Technology Showcase, which focuses on corporate marketing and technology initiatives and provides networking opportunities among Hummingbird customers worldwide.

"We are very excited to be hosting Summit Europe 2005 as pressures to improve operational efficiencies, as well as increased regulatory and compliancy requirements surrounding information management are more prevalent than ever in the EMEA region," said Tony Heywood, Senior Vice President EMEA, Hummingbird Ltd. "The conference will offer a vast amount of original content focused on industry and business solutions that will help attendees get the most value out of their investments in Hummingbird Enterprise."

Summit Europe 2005 will feature an extensive schedule of keynotes, including former Gartner Group Europe Research Director, Rory Staunton, now of Strategy Partners, who will discuss The Future of Content Management in Europe by providing an impartial view of the key trends and issues in enterprise content management specific to the European region. Staunton will look at how content management fits in IT strategies and address the new applications that are driving investments in content management technologies and services.

Conference attendees will have the opportunity to network with Hummingbird executives in one-on-one sessions, view new solution demonstrations and attend more than 60 sessions with tracks focusing on Hummingbird Enterprise solutions specifically tailored to financial, legal, government and commercial verticals.

Conference Highlights

     o Customer Solutions: Summit attendees will benefit from first-hand success stories delivered by Hummingbird customers from a variety of industries within the EMEA region. Leading organizations including British Bankers' Association, DaimlerChrysler, Honda, Dutch Healthcare Insurance Board and Allen & Overy, will demonstrate the measurable business value, improved efficiencies and competitive advantages achieved by implementing solutions with Hummingbird Enterprise.

     o Partner Solutions: Hummingbird Partners and Alliances will present numerous vertical and horizontal solutions that are designed to complement and strengthen organizations' investments in Hummingbird Enterprise.

     o Business Solutions: Customized by industry sector, Hummingbird vertical solutions experts will address the various line-of-business challenges facing EMEA organizations and demonstrate how organizations from the different sectors can deploy Hummingbird Enterprise business solutions to realize the highest return on their IT investments.

Summit Registration
To register for the Summit Europe 2005, visit www.hummingbird.com/summit.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Jill Wells
Director, Marketing Operations EMEA
41167.02-Toronto Server 1A - MSW21
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

North American contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 5

Hummingbird(R)




       Independent Research Firm Cites Hummingbird as a Strong Performer in the Enterprise Content Management Market Segment

       Research report evaluates leading vendors in evolving ECM market


Toronto - October 13, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hummingbird Enterprise(TM) was named a "Strong Performer" in the October 7, 2005 Forrester Wave(TM) report: "Enterprise Content Management Suites, Q3 2005." Hummingbird was among the select companies that Forrester Research invited to participate. In this report, Hummingbird Enterprise was evaluated on the basis of a comprehensive evaluation methodology relating to suite functionality, strategy and market presence.

Hummingbird Enterprise was recognized as a Strong Performer due to its scores in breadth of capabilities, architecture, extended suite capabilities such as collaboration and search, extensive linguistic support and its diverse, global customer adoption.

In Forrester's October 2005, Enterprise Content Management Suites Scorecard
Summary: Hummingbird, Forrester provides the following summary of the key competitive strengths of Hummingbird Enterprise: "Hummingbird's strategy is focused on content-centric apps, highlighted by deal management, contract management, and correspondence management. Hummingbird is best suited for organizations looking for DM, RM, and WCM with a strong focus on end user usability." The report goes on to conclude, "Hummingbird Enterprise is a good fit for organizations that require business users to become productive quickly and those that need templated, content-centric solutions."

"The Forrester Research analysis of the Enterprise Content Management market segment re-enforces the strategic importance of focusing on market driven and customer centric content life cycle management solutions as a sustainable competitive advantage in a highly competitive market," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "We had first mover advantage in having delivered an integrated suite for managing content life cycle and now we have established sustained momentum in the delivery of repeatable solutions, including contract life cycle management, deal management for financial services, compliance solutions for the public sector, and Proactive Compliance(TM) solutions for law firms that focus on protecting and preserving firm reputation."

Forrester Research (NASDAQ: FORR) is an independent technology and market research company that provides pragmatic and forward-thinking advice about technology's impact on business and consumers.

For the full Forrester Wave(TM) report: "Enterprise Content Management Suites, Q3 2005," please visit: www.forrester.com.

About Forrester Wave
The Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.


About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: (416) 496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 6

Hummingbird(R)


            City of Scottsdale Deploying Hummingbird Enterprise(TM) as the Standard Enterprise Content Life Cycle Management Solution

                  Secure, flexible solution improves access
                      to information enterprise-wide and
        facilitates an effective, efficient and responsive government

Toronto - October 25, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the City of Scottsdale, Arizona is implementing Hummingbird Enterprise(TM) as the foundation for the management of paper and electronic documents, improving constituency service levels while ensuring compliance with legislative mandates relating to privacy and access to information laws.

The City has completed the rollout of the Hummingbird document management system in several departments including the City Clerk's Office, City Attorney, Planning and Development Services and Financial Services - with City Courts and Utility Billing currently underway.

"When we issued the RFP, we were looking for a secure and scalable enterprise application that was cost effective, could easily integrate with our existing applications, and could grow across multiple departments in the City," said Judy Silverthorn, Project Manager, City of Scottsdale, Arizona. "We selected Hummingbird Enterprise because it offered the best fit in terms of product functionality. In addition, our IT staff is learning to maintain and support the system as we continue to roll it out across the various departments, which is a major benefit for the City."

Hummingbird Enterprise provides the City of Scottsdale with one central repository for managing content life cycle including paper, electronic documents and e-mail. This replaces the previous practice of storing and searching for documents across several different systems. The secure search, retrieval and backup capabilities of Hummingbird Enterprise enable the City's staff to better manage and access electronic content, improving approval cycles and enhancing productivity. With easier access to public documents and records, such as city ordinances and resolutions, the staff is able to respond quicker to constituent information requests, improving overall efficiencies.

The Hummingbird system also enables the City to apply appropriate security controls on documents so only the people designated to view and publish documents have access to them.

Hummingbird Enterprise offers City staff multiple user interfaces to interact with the document management system, including Windows Explorer(R), Microsoft Outlook and Web browser-based interfaces.

5280 Solutions, a strategic Hummingbird partner with extensive domain expertise in City and County government implementations, managed the initial software installation and provided consulting services, project plans, resources scheduling and implementation of the first pilots at the City of Scottsdale. 5280 Solutions will continue to act as project manager for the ongoing implementation, providing consulting, maintenance and support.

"Hummingbird Enterprise has shown to fit the City's requirements very well as the various departments have been implemented," said Troy Kloberdanz, Director, 5280 Solutions. "The flexibility and scalability of Hummingbird Enterprise and the tight integration with the City's existing use of Kofax Ascent Capture(R) has allowed for a quick implementation and expansion."

Looking ahead, the City of Scottsdale plans to deploy Hummingbird's business intelligence tool, Hummingbird BI(TM), which will be used in various departments to create ad hoc queries and reports. Aligned with the Hummingbird document management system, with Hummingbird BI, the City can produce reports that identify who has opened and edited a document. Since the City is held accountable for information under the Freedom of Information Act, being able to identify and track edited documents will benefit the City in case it ever needs to pull a document out of circulation for use in a court case.

"Government organizations at all levels and across all jurisdictions are faced with increasing requirements to enhance the delivery of services to citizens and businesses, all while managing security concerns and meeting strict compliance and privacy standards," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Hummingbird Enterprise provides the City of Scottsdale with a solution that is secure and scalable for enterprise-wide deployment, is fully compliant with records management standards and enables its users to manage records and other content and achieve improved access to information."

About The City of Scottsdale
Scottsdale is a diverse city of about 230,000 people nationally known for its arts, tourism and quality of life. The city recently was named among the 100 Best Communities for Young People by the Alliance for Youth. It's the home of the FBR Open golf tournament, the Barrett-Jackson Auto Auction and the spring training site of the San Francisco Giants.

About 5280 Solutions
5280 Solutions, Inc. is a premier provider of IT products and full-service technical consulting, with three core areas of business: student loan software solutions, technical consulting services and content management/records management and imaging. As an award winning Hummingbird integrator, Microsoft Gold partner and Kofax Gold reseller, 5280 Solutions combines design, development, implementation and support services to create enterprise ECM solutions. For more information, visit http://www.5280solutions.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                       Fax: 416-496-2207
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Hummingbird Ltd.
                                        ----------------------------------------
                                                   (Registrant)



Date:  November 3, 2005            By:  /s/ Inder Duggal
       -------------------------        ----------------------------------------
                                                   (Signature)
                                        Inder P.S. Duggal
                                        Chief Financial Officer and
                                        Chief Controller